EXHIBIT 99.1

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934

Release No. 104168 / October 16, 2025

IN THE MATTER OF	:

PREMIUM CATERING (HOLDINGS) LIMITED	:	ORDER OF SUSPENSION OF TRADING

It appears to the Securities and Exchange Commission that the public interest and the protection of investors require a suspension in the trading of the securities of Premium Catering (Holdings) Limited (“PC”) (CIK No. 0001998056), a holding company incorporated in the Cayman Islands whose principal executive offices are located in Singapore, because of potential manipulation in the securities of PC effectuated through recommendations made to investors by unknown persons via social media to purchase the securities of PC, which appear to be designed to artificially inflate the price and trading volume of the securities of PC. As of October 15, 2025, the common stock of PC is listed on the Nasdaq Capital Market under the symbol “PC.” The Commission is of the opinion that the public interest and the protection of investors require a suspension of trading in the securities of the above-listed company.

THEREFORE, IT IS ORDERED, pursuant to Section 12(k) of the Exchange Act, that trading in the securities of the above-listed company is suspended for the period from 4:00 AM ET on October 17, 2025, through 11:59 PM ET on October 30, 2025.

By the Commission.

Vanessa A. Countryman
Secretary